SCOTT WILSON RPA	www.rpacan.com
www.scottwilson.com

Suite 388
1130 W. Pender Street
Vancouver, BC V6E 4A4
Tel: (604) 602-6767
Fax: (604) 602-0235
Email:stewart.wallis@scottwilson.com

CONSENT OF AUTHOR

To:	Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission

I, C. Stewart Wallis, P. Geo., the author of the following reports: (i) Technical Report on Great Divide Basin Uranium Properties, Wyoming dated June 15, 2005 and revised October 20, 2005; (ii) Technical Report on the Shirley Basin Uranium Properties, Wyoming on June 20, 2005 and revised October 20, 2005, (iii) Technical Report on the Kaycee and Shamrock Uranium Properties, Wyoming, dated October 20, 2005, (iv) Technical Report on the Lost Creek Project, Wyoming, dated June 15, 2006, and (v) Technical Report on the Lost Soldier Project, Wyoming, dated July 10, 2006 (collectively, the “Reports”) do hereby consent to the written disclosure of my name and reference to, and incorporation by reference of, the Reports, in the Short Form Prospectus of Ur-Energy Inc. dated May 1, 2007 (the “Prospectus”).

I certify that I have read the Prospectus being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the services performed by me in connection with the Reports.

Dated May 1, 2007

“signed & sealed”

C. Stewart Wallis P.Geo.